UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-167092) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the three months ended, March 31, 2013, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. For more information on our use of non-GAAP financial measures in this report, see the section entitled "Use and Reconciliation of Non-GAAP Financial Measures". This document does not update or otherwise supplement the information contained in the previously published results announcement.

2013 FIRST QUARTER RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
FINANCIAL RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
END NOTES
FORWARD-LOOKING STATEMENTS

CONDENSED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
1 ORGANISATION AND BASIS OF PREPARATION
2 SIGNIFICANT EVENTS
3 SEGMENTS
4 FINANCIAL ITEMS
5 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
6 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

HSE ACCOUNTING

SIGNATURES

2013 FIRST QUARTER RESULTS

Statoil's first quarter 2013 operating and financial review

Statoil's first quarter 2013 net operating income was NOK 38.0 billion. Adjusted earnings were NOK 42.4 billion.

"We deliver financial results impacted by lower production and reduced prices. We continue to deliver good industrial progress according to plan. As previously announced, production in 2013 will be lower than in 2012. We are on track to deliver production growth towards 2020," says Helge Lund, Statoil's president and CEO.

In addition to the expected lower production in the quarter, production was impacted by operational disruptions at Snøhvit, Troll and Peregrino. Statoil's net operating income was also impacted by a provision related to the Cove Point terminal in the US. The underlying cost development in the period is stable.

Statoil's cash flows provided by operating activities decreased by 19% compared to the first quarter of 2012, explained by the lower production and reduced prices.

"Statoil delivered record international production, with an increase of 6% mainly due to start-up and ramp-up of fields. We started production from new NCS fields, including four fast-track projects, and continued our exploration success by making a significant discovery in Tanzania," says Lund.

Statoil completed 12 exploration wells in the first quarter, six on the NCS and six internationally, with seven discoveries: four on the NCS, two in Tanzania and one in the Gulf of Mexico. This gives a 58% success rate in the period.

On 19 April, Statoil also announced considerable additional resources in the Gullfaks licence in the North Sea, providing new volumes that can give high-value production in the short term as well as new and promising perspectives for the field and the installations.

"We continue to efficiently execute on our highly competitive project portfolio, while maintaining a firm financial framework, a predictable dividend to our shareholders and a solid balance sheet," says Lund.

First quarter results 2013

Statoil's net operating income was NOK 38.0 billion compared to NOK 57.9 billion in the first quarter of 2012.

Net income was NOK 6.4 billion compared to NOK 15.4 billion in the first quarter of 2012.

	First quarter			Full year
	2013	2012	change	2012

Net operating income (NOK billion)	38.0	57.9	(34%)	206.6
Net income (NOK billion)	6.4	15.4	(58%)	69.5
Basic earnings per share (NOK)	2.02	4.75	(57%)	21.66
Average liquids price (NOK/bbl) [1]	582	646	(10%)	602
Average invoiced gas prices (NOK/scm)	2.01	2.26	(11%)	2.19
Equity production (mboe per day)	1,998	2,193	(9%)	2,004
Serious incident frequency (SIF)	0.7	1.2		1.0

Key events since fourth quarter 2012:

  Statoil has initiated an investigation to determine the relevant chain of events before, during and after the In Amenas terrorist attack in order to enable the company to further improve within the areas of security, risk-assessment and emergency preparedness.
  Production start-up from two of the three production trains at In Amenas.
  Delivering continued good industrial progress, by selecting development concept for the Johan Castberg (Skrugard) field in the Barents Sea and Bressay in the UK; putting four new fast-track projects on stream: Hyme, Vigdis, Skuld, Stjerne; and securing approval for the field development plans for Aasta Hansteen in Norway and the Mariner heavy oil field in the UK.
  Revitalising Statoil's legacy position on the NCS, through a significant discovery at Gullfaks in the North Sea; and ramping up production from Skarv.
  Continuing to develop into a leading exploration company, with a new significant discovery in Block 2 offshore Tanzania, bringing further robustness into a future decision on a potential LNG project; and continuing the appraisal program on the Johan Sverdrup field in Norway.
  Building material positions in offshore clusters, securing 15 leases in the Gulf of Mexico lease sale; and signing a Memorandum of understanding (MoU) with SOCAR to explore new Caspian acreage.

OPERATIONAL REVIEW

Equity production was down 9% in the first quarter, influenced by NCS divestments, expected natural decline and production disruptions at Troll, Snøhvit and Peregrino. Also the terrorist attack on In Amenas impacted the production. Ramp-up and start-up on several fields partly offset the decrease.

	First quarter			Full year
Operational data	2013	2012	change	2012

Average liquids price (USD/bbl)	103.5	111.5	(7%)	103.5
USD/NOK average daily exchange rate	5.62	5.79	(3%)	5.82
Average liquids price (NOK/bbl) [1]	582	646	(10%)	602
Average invoiced gas prices (NOK/scm)	2.01	2.26	(11%)	2.19
Refining reference margin (USD/bbl) [2]	4.9	2.9	69%	5.7

Production (mboe per day)
Entitlement liquids production	938	1,021	(8%)	966
Entitlement gas production	867	949	(9%)	839
Total entitlement liquids and gas production [3]	1,805	1,970	(8%)	1,805

Equity liquids production	1,095	1,209	(9%)	1,137
Equity gas production	903	984	(8%)	867
Total equity liquids and gas production [4]	1,998	2,193	(9%)	2,004

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Total equity liquids and gas production [4] was down 9% to 1,998 mboe per day in the first quarter. A major proportion of the decrease was due to lower ownership share at Kvitebjørn and expected natural decline on mature fields. Also, compressor challenges at Troll and prolonged shutdown at Snøhvit, added to the decrease. Reduced production due to the terrorist attack at In Amenas amounted to 13.6 mboe per day. Ramp-up of production on various fields and production start-up on new fields, partly offset the decrease.

Total entitlement liquids and gas production was down 8% to 1,805 mboe per day, impacted by the decrease in equity production as described above. The average Production Sharing Agreement (PSA) effect was 193 mboe per day compared to 223 mboe per day in the first quarter of 2012.

Exploration expenditure (including capitalised exploration expenditure) was NOK 5.1 billion, compared to NOK 6.0 billion in the first quarter of 2012. The NOK 0.9 billion decrease was mainly due to less expensive wells being drilled in the first quarter of 2013 compared to the first quarter of 2012.

Exploration expenses	First quarter			Full year
(in NOK billion)	2013	2012	change	2012

Exploration expenditure (activity)	5.1	6.0	(16%)	20.9
Expensed, previously capitalised exploration expenditure	0.0	0.3	(92%)	2.7
Capitalised share of current period's exploration activity	(2.0)	(3.3)	(39%)	(5.9)
Impairment / Reversal of Impairment	0.0	0.0	0%	0.4

Exploration expenses IFRS	3.1	3.1	(1%)	18.1

In the first quarter of 2013, a total of 12 exploration wells were completed before 31 March 2013, six on the NCS and six internationally. Seven wells were announced as discoveries in the first quarter, four on the NCS and three internationally.

FINANCIAL REVIEW

The first quarter results were impacted by the reduction in production volumes, lower prices and lower results from marketing and trading operations. A higher proportion of the production internationally coming from gas volumes contributed to lower realised prices. Although production declined, expenses did not decrease correspondingly, as a large proportion of the operating costs is fixed in the short term. The underlying cost development is stable. Depreciation normally fluctuates with production, but the decrease was partly offset by ramp-up and start-up on various fields in the period.

Condensed income statement under IFRS	First quarter			Full year
(in NOK billion)	2013	2012	change	2012

Total revenues and other income	161.7	195.4	(17%)	723.4

Purchases [net of inventory variation]	(80.5)	(98.6)	(18%)	(363.1)
Operating expenses and selling, general and administrative expenses	(25.3)	(21.2)	20%	(75.1)
Depreciation, amortisation and net impairment losses	(14.8)	(14.6)	1%	(60.5)
Exploration expenses	(3.1)	(3.1)	(1%)	(18.1)

Net operating income	38.0	57.9	(34%)	206.6

Net financial items	(5.8)	(0.5)	>100%	0.1

Income before tax	32.2	57.4	(44%)	206.7

Income tax	(25.8)	(42.1)	(39%)	(137.2)

Net income	6.4	15.4	(58%)	69.5

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Net operating income was NOK 38.0 billion, a decrease of 34% compared to the first quarter of 2012. The decrease in production of both liquids and gas, together with lower liquids and gas prices, was the main explanation for the reduction when compared to the first quarter of 2012.

In the first quarter of 2013, provisions for onerous contract related to the Cove Point terminal (NOK 4.9 billion) other adjustments (NOK 0.8 billion) and lower fair values of derivatives (NOK 1.6 billion) had a negative impact on net operating income, while higher value of products in operational storage, an overlift position and eliminations (NOK 2.3 bilion) had a positive impact on net operating income.

In the first quarter of 2012, lower fair values of derivatives (NOK 1.8 billion) and eliminations (0.5 billion) had a negative impact on net operating income, while higher value of products in operational storage, overlift position and other adjustments (NOK 0.4 billion) had a positive impact on net operating income.

Total revenues and other income were down 17% mainly because of the decreased volumes and lower prices for both liquids and gas. Internationally, a higher proportion of the production was gas volumes, which resulted in lower net realised gas prices. The drop in revenues as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Purchases [net of inventory varation] which represent Statoil's purchase of SDFI [5] and 3rd party volumes, decreased by 18% mainly because of lower prices for liquids and gas. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Operating expenses and selling, general and administrative expenses increased by 20% to NOK 25.3 billion, mainly due to onerous contract provisions related to the Cove Point terminal of NOK 4.9 billion. Also, increased operating plant costs and royalty payments, due to start-up and ramp-up on various fields in the international business, added to the increase. The underlying cost development is stable. The divestment of the Fuel and Retail segment in the second quarter of 2012 resulted in a drop in expenses by NOK 1.3 billion.

Depreciation, amortisation and net impairment losses increased by 1% to NOK 14.8 billion, mainly because of higher depreciation from ramp-up on various fields and because new fields with higher depreciation came on stream. The increase was partly offset by the reduction in depreciation due to the lower production volumes and increased reserves estimates.

Exploration expenses were unchanged at NOK 3.1 billion, mainly due to less expensive wells being drilled, offset by a lower portion of current exploration expenditures being capitalised because of non-commercial wells.

Net financial items amounted to a loss of NOK 5.8 billion in the first quarter of 2013, compared to a loss of NOK 0.5 billion. The increased loss was mainly due to negative currency effects from positions in NOK related to foreign exchange and liquidity management, as well as losses on derivative financial instruments related to long term debt.

	27 March	31 December	30 June	31 March
Exchange rates	2013	2012	2012	2012

USDNOK	5.82	5.57	5.98	5.69
EURNOK	7.47	7.34	7.53	7.60

Income taxes were NOK 25.8 billion in the first quarter of 2013, equivalent to an effective tax rate of 80.0%, compared to 73.3% in the first quarter of 2012. The tax rate increased mainly due to the onerous contract provisions (See note 2 in Condensed interim financial statements), where no tax asset was recognised in relation to the MPR part of the provisions and increased accruals for tax exposures. This was partly offset by relatively lower income from the NCS in the first quarter of 2013. Income from the NCS is subject to a higher than average tax rate.

Net income amounted to NOK 6.4 billion in the first quarter, a decrease of 58% compared to the first quarter of 2012. The decrease was mainly attributable to the decrease in net operating income as described above, increased loss on net financial items and a higher tax rate.

OUTLOOK

Organic capital expenditures for 2013 (i.e. excluding acquisitions and capital leases), are estimated at around USD 19 billion.

Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2013 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

Our ambition for the unit of production cost continues to be in the top quartile of our peer group.

Planned maintenance is expected to have a negative impact on quarterly production of approximately 40 mboe per day in the second quarter of 2013, of which most is planned outside the NCS. In total, the maintenance is estimated to have a negative impact on equity production of around 45 mboe per day for the full year 2013, of which most are liquids. The highest maintenance activity is expected in the third quarter.

Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

FINANCIAL RISK UPDATE

Financial risk factors

The financial results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operations. See the annual report for 2012 and the 2012 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The Group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

First quarter 2013

Five esteemed and dear Statoil-colleagues lost their lives in the fatal terrorist attack on the In Amenas gas production facility in Algeria on 16 January 2013. The board of directors has appointed an investigation team to clarify and evaluate the facts related to the terrorist attack. The investigation team will deliver its final report by 15 September 2013.

The total recordable injury frequency was 4.3 in the first quarter of 2013, the same as in the first quarter of 2012. The serious incident frequency was 0.7 in the first quarter 2013, compared to 1.2 in the first quarter of 2012.

The volume of accidental oil spills increased from 6 cubic meters in the first quarter of 2012 to 25 cubic meters in the first quarter of 2013. The number of accidental oil spills decreased from 87 in the first quarter of 2012 to 48 in the first quarter of 2013.

	First quarter		Year
HSE	2013	2012	2012

Total recordable injury frequency	4.3	4.3	3.8
Serious incident frequency	0.7	1.2	1.0
Accidental oil spills (number)	48	87	306
Accidental oil spills (cubic metres)	25	6	52

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

	First quarter			Full year
Operational data	2013	2012	change	2012

Prices
Liquids price (USD/bbl)	104.2	112.0	(7%)	104.5
Liquids price (NOK/bbl)	585.9	648.3	(10%)	608.5
Transfer price natural gas (NOK/scm)	1.91	1.83	5%	1.84

Production (mboe per day)
Entitlement liquids	590	703	(16%)	624
Entitlement natural gas	706	827	(15%)	710
Total entitlement liquids and gas production [3]	1,295	1,531	(15%)	1,335

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Average daily production of liquids and gas decreased by 15% to 1,295 mboe per day. The decrease was mainly due to reduced ownership share at Kvitebjørn, compressor challenges at Troll, prolonged shutdown at Snøhvit due to operational issues, and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was positively impacted by production ramp-up on the Skarv field.

FINANCIAL REVIEW

Income statement under IFRS	First quarter			Full Year
(in NOK billion)	2013	2012	change	2012

Total revenues and other income	47.9	61.8	(22%)	220.8

Operating expenses and selling, general and administrative expenses	(7.5)	(7.1)	6%	(25.8)
Depreciation, amortisation and net impairment losses	(7.3)	(7.5)	(2%)	(29.8)
Exploration expenses	(0.9)	(0.5)	85%	(3.5)

Net operating income	32.1	46.7	(31%)	161.7

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Net operating income for Development and Production Norway was NOK 32.1 billion compared to NOK 46.7 billion in the first quarter of 2012. The decrease was mainly attributable to decreased production of liquids and gas, and a decrease in the price of liquids, partly offset by an increase in the transfer price of natural gas (measured in NOK).

In the first quarter of 2013, unrealised loss on derivatives (NOK 0.8 billion), underlift position, an onerous contract provision (NOK 0.8 billion) and other adjustments (NOK 0.8 billion) had a negative impact on net operating income. In the first quarter of 2012, underlift position and other adjustments (NOK 0.1 billion) had a negative impact on net operating income.

Total revenues and other income decreased by 22%, primarily driven by decreased production. In addition, lower price of liquids (measured in USD) and a negative exchange rate further reduced revenues, partly offset by higher transfer price of natural gas (measured in NOK).

Operating expenses and selling, general and administrative expenses increased by 6%, impacted by an onerous contract provision of NOK 0.8 billion. Although production declined, expenses did not decrease correspondingly, as a large proportion of the operating costs is fixed in the short term. However, the underlying cost development is showing a positive trend.

Depreciation, amortisation and net impairment losses decreased by 2%, mainly because of reduced depreciation due to the lower production volumes and increased reserves estimates. The decrease was partly offset by higher depreciation from start-up and ramp-up on various fields (Skarv), and increased investments on major producing fields (Gullfaks and Oseberg).

Exploration expenses increased by NOK 0.4 billion, mainly due to a lower portion of current exploration expenditure capitalised in the first quarter of 2013.

Key portfolio developments since the announcement of fourth quarter:

  Sanctioned one investment project (Smørbukk South Extension) and received approval from Norwegian Ministry of Petroleum and Energy (MPE) in April for development and operation (PDO) for Aasta Hansteen.
  Production start-up from Skuld, Hyme, Vigdis North-East and Stjerne and ramp-up production from Skarv.
  Successful Johan Sverdrup appraisal activity.
  Significant Gullfaks discovery.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

	First quarter			Full year
Operational data	2013	2012	change	2012

Prices
Liquids price (USD/bbl)	102.4	110.5	(7%)	101.4
Liquids price (NOK/bbl)	575.6	639.5	(10%)	590.3

Production (mboe per day)
Entitlement liquids production	349	318	10%	342
Entitlement gas production	161	121	33%	128
Total entitlement liquids and gas production [3]	510	439	16%	470

Equity liquids production	505	506	(0%)	512
Equity gas production	198	157	26%	156
Total equity liquids and gas production	703	662	6%	669

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Average equity production of liquids and gas increased by 6%, mainly due to start-up/ramp-up of fields, including Marcellus (US), Bakken (US), PSVM (Angola), Kizomba Satellites (Angola) and Eagle Ford (US). The increases were partly offset by natural decline at several fields and the impact of the In Amenas incident.

Average daily entitlement production of liquids and gas increased by 16%, due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 193 mboe per day in the first quarter of 2013, compared to 223 mboe per day in the first quarter of 2012.

FINANCIAL REVIEW

Income statement under IFRS	First quarter			Full Year
(in NOK billion)	2013	2012	change	2012

Total revenues and other income	20.6	21.1	(2%)	82.9

Purchases [net of inventory variation]	(0.0)	(0.3)	(96%)	(1.3)
Operating expenses and selling, general and administrative expenses	(6.2)	(4.7)	31%	(19.3)
Depreciation, amortisation and net impairment losses	(6.5)	(5.9)	9%	(26.2)
Exploration expenses	(2.2)	(2.6)	(18%)	(14.6)

Net operating income	5.8	7.5	(23%)	21.5

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

In the first quarter of 2013, net operating income for Development and Production International was NOK 5.8 billion compared to NOK 7.5 billion in the same period in 2012. The decrease of 23% was mainly due to decreased revenues and other income and increased operating expenses.

Total revenues and other income were NOK 20.6 billion, down by 2%. Higher entitlement production increased revenues, whereas lower realised liquids and gas prices (measured in NOK) reduced revenues. In addition, other income decreased, mainly related to decreased operating profit from an associated company in Venezuela which is accounted for using the equity method, where a devaluation of the local currency significantly increased the tax expense.

Operating expenses and selling, general and administrative expenses increased by NOK 1.5 billion, where royalties increased by NOK 0.2 billion, from NOK 1.4 billion to NOK 1.6 billion. In addition, expenses increased due to ramp-up on various fields. Further, operating expenses increased by
NOK 0.3 billion as diluent expenses are presented as operating expenses and not as purchases from the first quarter of 2013.

Depreciation, amortisation and net impairment losses increased by NOK 0.6 billion, mainly due to start-up of new fields (PSVM and Kizomba Satellites) and ramp-up from other fields. The increase was partly offset by reduced depreciation from divestment of some assets.

Exploration expenses amounted to NOK 2.2 billion in the first quarter of 2013, down NOK 0.4 billion. The decrease was mainly due to a lower portion of exploration expenditures capitalised in previous periods being expensed in this quarter.

Key portfolio developments since the announcement of fourth quarter:

  The UK government's Department of Energy and Climate Change (DECC) announced their approval of the field development plan for the Mariner heavy oil field.
  The significant Tangawizi-1 discovery in Block 2 offshore Tanzania was announced.
  Production start-up at In Amenas (Algeria) from two of the three production trains following the terrorist attack in January. Statoil is currently in a close dialogue with Algerian authorities, Sonatrach and BP about the necessary conditions for full production and a redeployment of staff.
  Statoil had 15 high bids at the March Gulf of Mexico lease sale. The US Bureau of Ocean Energy Management (BOEM) will review the high bids and determine if the leases should be awarded over the next several months.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	First quarter			Full year
Operational data	2013	2012	change	2012

Refining reference margin (USD/bbl) [2]	4.9	2.9	69%	5.5

Natural gas sales Statoil entitlement (bcm)	11.8	13.2	(10%)	47.3
Natural gas sales (third-party volumes)(bcm)	3.1	1.8	69%	8.6
Natural gas sales (bcm)	14.9	15.0	(1%)	55.9
Average invoiced gas prices (NOK/scm)	2.01	2.26	(11%)	2.19
Transfer price natural gas (NOK/scm)	1.91	1.83	5%	1.84

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Natural gas sales volumes amounted to 14.9 billion standard cubic meters (bcm), approximately the same level as in the first quarter of 2012. Lower entitlement production on the NCS was offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.1 bcm was the SDFI share of US gas sales, compared to 0.9 bcm in the first quarter of 2012.

Average invoiced natural gas sales price decreased by 11%, mainly due to a higher proportion of US volumes, which receive lower prices than European volumes.

Refinery throughput increased both at the Mongstad and Kalundborg refineries.

FINANCIAL REVIEW

Income statement under IFRS	First quarter			Full Year
(in NOK billion)	2013	2012	change	2012

Total revenues and other income	157.6	181.4	(13%)	669.5

Purchases [net of inventory variation]	(147.3)	(168.9)	(13%)	(620.3)
Operating expenses and selling, general and administrative expenses	(11.8)	(8.6)	36%	(30.6)
Depreciation, amortisation and net impairment losses	(0.7)	(0.6)	13%	(3.0)

Net operating income	(2.1)	3.2	>(100%)	15.5

The statements below are related to developments in the first quarter of 2013 compared to the first quarter of 2012.

First quarter 2013

Net operating income for Marketing, Processing and Renewable Energy amounted to a loss of NOK 2.1 billion compared to income of NOK 3.2 billion in the first quarter of 2012. The decrease was mainly due to an onerous contract provision and lower margins on gas sold, partly offset by higher margins on refining.

Net operating income in the first quarter of 2013 included a gain due to periodisation of inventory hedging effects, an onerous contract provision (NOK 4.1 billion), a negative change in fair value of derivatives (NOK 0.6 billion) and a loss on operational storage. Net operating income in the first quarter of 2012 included a gain on the operational storage, a negative change in fair value of derivatives (NOK 1.5 billion) and a loss due to periodisation of inventory hedging effects.

Total revenues and other income decreased by 13%, due to lower prices of gas, crude and other oil products, in addition to decreased volumes of crude and other products.

Purchases [net of inventory variation] were down 13% due to the same factors.

Operating expenses and selling, general and administration expenses increased by 36% to NOK 11.8 billion, mainly due to an onerous contract provision. This was partly offset by decreased transportation activity due to lower volumes of liquids and cost improvement initiatives related to refining activities.

Depreciation, amortisation and net impairment losses increased by NOK 0.1 billion, mainly due to the opening and start-up of depreciation of the Sheringham Shoal offshore wind farm in autumn 2012.

Net operating income in Natural Gas processing, marketing and trading amounted to a loss of NOK 3.1 billion in the first quarter of 2013, compared to income of NOK 2.7 billion in the first quarter of 2012. The decrease was mainly due to an onerous contract provision, lower margins on gas sales, lower entitlement production and lower contribution from short term sales and trading activities.

Net operating income in Crude Oil processing, marketing and trading were NOK 1.0 billion in the first quarter of 2013, compared to NOK 0.8 billion in the first quarter of 2012. The increase was mainly due to higher refinery margins.

Key events since the announcement of fourth quarter:

  In January, the partners submitted the plan for installation and operation (PIO) for the Polar Development Project.

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction, SFR had been fully consolidated in the Statoil Group with a 46% non-controlling interest.

Net operating income from the underlying business activity in Fuel & Retail in the first quarter of 2012 was NOK 0.8 billion.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Condensed statement of cash flows	First quarter			Full year
(in NOK billion)	2013	2012	change	2012

Income before tax	32.2	57.4	(25.2)	206.7
Adjustments to income before tax	25.6	13.8	11.8	44.1
Cash flows from (to) changes in working capital	(2.9)	(2.8)	(0.1)	4.6
Taxes paid	(17.7)	(19.4)	1.7	(119.9)
Other changes	1.1	(1.7)	2.8	(7.4)

Cash flows provided by operating activities	38.3	47.3	(9.0)	128.0

Additions to PP&E and intangible assets	(27.5)	(29.9)	2.4	(112.4)
Proceeds from sales	0.1	13.9	(13.8)	29.8
Financial investments	(5.0)	(21.3)	16.3	(12.1)
Other changes	(0.1)	(0.4)	0.3	(1.9)

Cash flows used in investing activities	(32.5)	(37.7)	5.2	(96.6)

Net change in finance debt	(2.9)	(1.4)	(1.5)	0.9
Net current finance debt and other	(3.4)	(0.9)	(2.5)	1.6
Dividend paid	0.0	0.0	0.0	(20.7)

Cash flows provided by (used in) financing activities	(6.3)	(2.3)	(4.0)	(18.2)

Net increase (decrease) in cash and cash equivalents	(0.5)	7.3	(7.8)	13.2

The statements below are related to developments in 2013 compared to 2012.

In 2013

Cash flows provided by operating activities decreased by NOK 9.0 billion. The decrease was mainly due to lower cash flows from income before tax and adjustments to income before tax of NOK 13.4 billion, affected by decreased volumes of liquids and gas sold and lower prices measured in NOK for both liquids and gas. The decrease was partly offset by lower taxes paid of NOK 1.7 billion and a positive change in other items related to operating activities of NOK 2.8 billion.

Cash flows used in investing activities decreased by NOK 5.2 billion. The decrease was mainly due to lower additions to financial investments of NOK 16.3 billion and lower additions to PP&E and intangible assets of NOK 2.4 billion. Lower proceeds from sales, impacted by the payment from the sale of interest in Gassled received in the first quarter of 2012, partly offset the decrease.

Cash flows used in financing activities increased by NOK 4.0 billion. The increase was due to less long-term borrowing of NOK 1.5 billion compared to the first quarter of 2012 and decreased current loans and other of NOK 2.5 billion, mainly due to collateral liabilities as well as current portion of non-current finance debt.

CAPITAL SPENDING

Gross investments	First quarter			Full year
(in NOK billion)	2013	2012	change	2012

Development and Production Norway	13.0	12.3	6%	48.6
Development and Production International	12.1	13.7	(11%)	54.6
Marketing, Processing and Renewable Energy	1.1	1.1	(0%)	6.2
Fuel & Retail	0.0	0.4	(100%)	0.9
Other	0.4	0.5	(18%)	3.0

Gross investments1)	26.6	27.9	(5%)	113.3

Gross investments1) amounted to NOK 26.6 billion in the first quarter of 2013, down 5%. The decrease reflects reduced activities related to US onshore in the Development and Production International reporting segment.

FINANCIAL INDICATORS

Financial indicators	First quarter			Full year
(in NOK billion)	2013	2012	change	2012

Gross interest-bearing debt 2)	117.4	123.1	(5.7)	119.4
Net interest-bearing debt adjusted 3)	37.8	41.6	(3.8)	45.1
Net debt to capital employed ratio 3)	8.6%	10.9%		10.9%
Net debt to capital employed ratio adjusted 3)	13.3%	14.6%		12.4%
Current financial investments	21.0	26.2	(5.2)	14.9
Cash and cash equivalents	64.6	61.0	3.6	65.2

Gross interest-bearing debt2) decreased by NOK 5.7 billion mainly due to decreased non-current finance debt of NOK 2.5 billion, and decreased new current finance debt of NOK 3.2 billion.

Adjusted net interest-bearing debt3) decreased by NOK 3.8 billion, mainly due to a decrease in cash and cash equivalents and current financial investments of NOK 1.6 billion, a decrease in gross interest-bearing debt of NOK 5.7 billion and an increased change in non-GAAP adjustments to net interest-bearing debt of NOK 0.2 billion.

The net debt to capital employed ratio3) decreased from 10.9% to 8.6%, mainly due to a decrease in net interest-bearing debt of NOK 4.1 billion and an increase in capital employed of NOK 40.1 billion. Adjusted net debt to capital employed decreased from 14.6% to 13.3% mainly due to the same factors as described above.

Current financial investments decreased by NOK 5.2 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents increased by NOK 3.6 billion. The increase mainly reflects increase in deposits, treasury bills and commercial papers with a maturity of three months or less.

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditure, intangible assets, long-term share investments and non-current finance debt granted.
2) Defined as non-current and current finance debt.
3) In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2012 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Net interest-bearing debt adjusted
  Net debt to capital employed ratio

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	At 31 March		Full year
(in NOK billion, except percentages)	2013	2012	2012

Shareholders' equity	336.4	286.6	319.2
Non-controlling interests	0.7	6.4	0.7

Total equity (A)	337.1	293.0	319.9

Current finance debt	12.6	15.8	18.4
Non-current finance debt	104.8	107.3	101.0

Gross interest-bearing debt (B)	117.4	123.1	119.4

Cash and cash equivalents	64.6	61.0	65.2
Current financial investments	21.0	26.2	14.9

Cash and cash equivalents and current financial investments (C)	85.6	87.2	80.1

Net interest-bearing debt before adjustments (B1) (B-C)	31.8	35.9	39.3

Other interest-bearing elements 1)	7.6	7.6	7.3
Marketing instruction adjustment 2)	(1.3)	(1.4)	(1.2)
Adjustment for project loan 3)	(0.3)	(0.4)	(0.3)

Net interest-bearing debt adjusted (B2)	37.8	41.6	45.1

Normalisation for cash-build up before tax payment (50% of tax payment) 4)	14.1	8.3	0.0

Net interest-bearing debt adjusted (B3)	51.9	49.9	45.1

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	369.0	328.9	359.2
Capital employed before normalisation for cash build up for tax payment (A+B2)	374.9	334.6	365.0
Capital employed (A+B3)	389.0	342.9	365.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	8.6%	10.9%	10.9%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	10.1%	12.4%	12.4%
Net debt to capital employed (B3/(A+B3)	13.3%	14.6%	12.4%

1) Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2) Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil's balance sheet.
3) Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.

4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 28.1 billion and NOK 16.6 billion as of March 2013 and 2012, respectively.

END NOTES

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "predictable" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions, projects and discoveries, such as developments at Johan Sverdrup, the Wintershall agreement and the discovery of additional resources at Gullfaks; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Financial Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; Euro-zone uncertainty; global political events and actions, including war, terrorism and sanctions; security breaches, including breaches of our digital infrastructure (cybersecurity); changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; failure to meet our ethical and social standards; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2013

CONSOLIDATED STATEMENT OF INCOME
	For the three months ended 31 March		For the year ended 31 December

(unaudited, in NOK billion)	2013	2012	2012

Revenues	162.2	194.8	705.7
Net income from associated companies	(0.5)	0.5	1.7
Other income	0.0	0.1	16.0

Total revenues and other income	161.7	195.4	723.4

Purchases [net of inventory variation]	(80.5)	(98.6)	(363.1)
Operating expenses	(23.7)	(17.8)	(64.0)
Selling, general and administrative expenses	(1.6)	(3.4)	(11.1)
Depreciation, amortisation and net impairment losses	(14.8)	(14.6)	(60.5)
Exploration expenses	(3.1)	(3.1)	(18.1)

Net operating income	38.0	57.9	206.6

Net financial items	(5.8)	(0.5)	0.1

Income before tax	32.2	57.4	206.7

Income tax	(25.8)	(42.0)	(137.2)

Net income	6.4	15.4	69.5

Attributable to equity holders of the company	6.4	15.1	68.9
Attributable to non-controlling interests	0.0	0.3	0.6

Basic earnings per share (in NOK)	2.02	4.75	21.66
Diluted earnings per share (in NOK)	2.02	4.74	21.60
Dividend declared and paid per ordinary share	-	-	6.50
Weighted average number of ordinary shares outstanding (millions)	3,181.8	3,182.5	3,181.5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 31 March		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2012

Net income	6.4	15.4	69.5

Actuarial gains (losses) on defined benefit pension plans	(0.2)	0.0	5.5
Income tax effect on income and expense recognised in OCI	0.1	0.0	(1.5)
Items that will not be reclassifed to statement of income	(0.1)	0.0	4.0

Foreign currency translation differences	10.8	(7.4)	(11.9)
Items that may be subsequently reclassified to statement of income	10.8	(7.4)	(11.9)

Other comprehensive income	10.7	(7.4)	(7.9)

Total comprehensive income	17.1	8.0	61.6

Attributable to equity holders of the company	17.1	7.7	61.0
Attributable to non-controlling interests	0.0	0.3	0.6

CONSOLIDATED BALANCE SHEET
	At 31 March	At 31 December	At 31 March
(unaudited, in NOK billion)	2013	2012	2012

ASSETS
Property, plant and equipment	458.0	439.1	409.1
Intangible assets	92.6	87.6	89.5
Investments in associated companies	7.5	8.3	9.0
Deferred tax assets	2.2	3.9	3.7
Pension assets	11.1	9.4	7.2
Derivative financial instruments	29.7	33.2	30.4
Financial investments	15.0	15.0	15.5
Prepayments and financial receivables	5.0	4.9	3.3

Total non-current assets	621.1	601.4	567.7

Inventories	23.3	25.3	25.4
Trade and other receivables	77.7	74.0	93.4
Derivative financial instruments	3.0	3.6	5.6
Financial investments	21.0	14.9	26.2
Cash and cash equivalents	64.6	65.2	61.0

Total current assets	189.6	183.0	211.6

Total assets	810.7	784.4	779.3

EQUITY AND LIABILITIES
Shareholders' equity	336.4	319.2	286.6
Non-controlling interests	0.7	0.7	6.4

Total equity	337.1	319.9	293.0

Finance debt	104.8	101.0	107.3
Deferred tax liabilities	75.2	81.2	78.7
Pension liabilities	20.7	20.6	26.7
Provisions	99.8	95.5	85.6
Derivative financial instruments	3.7	2.7	2.9

Total non-current liabilities	304.2	301.0	301.2

Trade and other payables	80.1	81.8	90.3
Current tax payable	73.3	62.2	76.3
Finance debt	12.6	18.4	15.8
Derivative financial instruments	3.4	1.1	2.7

Total current liabilities	169.4	163.5	185.1

Total liabilities	473.6	464.5	486.3

Total equity and liabilities	810.7	784.4	779.3

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			6.4		6.4	0.0	6.4
Other comprehensive income			(0.1)	10.8	10.7		10.7
Other equity transactions		0.0	0.1		0.1	0.0	0.1

At 31 March 2013	8.0	40.6	277.2	10.6	336.4	0.7	337.1

At 31 December 2011	8.0	40.7	218.5	11.7	278.9	6.3	285.2
Net income for the period			15.1		15.1	0.3	15.4
Other comprehensive income			0.0	(7.4)	(7.4)		(7.4)
Other equity transactions		(0.1)	0.1		0.0	(0.2)	(0.2)

At 31 March 2012	8.0	40.6	233.7	4.3	286.6	6.4	293.0

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the three months ended 31 March		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2012

Income before tax	32.2	57.4	206.7

Adjustments for:
Depreciation, amortisation and net impairment losses	14.8	14.6	60.5
Exploration expenditures written off	0.0	0.4	3.1
(Gains) losses on foreign currency transactions and balances	4.5	(0.4)	3.3
(Gains) losses on sales of assets and other items	(0.9)	(2.2)	(21.7)
(Increase) decrease in inventories	5.2	2.4	0.8
(Increase) decrease in trade and other receivables	(6.1)	(3.8)	10.8
Increase (decrease) in trade and other payables	(2.0)	(1.4)	(7.0)
(Increase) decrease in net derivative financial instruments	7.2	1.4	(1.1)
Taxes paid	(17.7)	(19.4)	(119.9)
(Increase) decrease in non-current items related to operating activities	1.1	(1.7)	(7.5)

Cash flows provided by operating activities	38.3	47.3	128.0

Additions to property, plant and equipment	(23.9)	(22.7)	(96.0)
Exploration expenditures capitalised and additions to other intangibles	(3.6)	(7.2)	(16.4)
(Increase) decrease in financial investments	(5.0)	(21.3)	(12.1)
(Increase) decrease in non-current loans granted and other non-current items	(0.1)	(0.4)	(1.9)
Proceeds from sale of assets and businesses	0.1	13.9	29.8

Cash flows used in investing activities	(32.5)	(37.7)	(96.6)

New finance debt	0.0	1.5	13.1
Repayment of finance debt	(2.9)	(2.9)	(12.2)
Dividend paid	0.0	0.0	(20.7)
Net current finance debt and other	(3.4)	(0.9)	1.6

Cash flows provided by (used in) financing activities	(6.3)	(2.3)	(18.2)

Net increase (decrease) in cash and cash equivalents	(0.5)	7.3	13.2

Effect of exchange rate changes on cash and cash equivalents (net of overdraft)	0.2	(0.8)	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	64.9	53.6	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	64.6	60.1	64.9

At 31 March 2012 and 31 December 2012 Cash and cash equivalents included a net bank overdraft of NOK 0.9 billion and NOK 0.3 billion, respectively. At 31 March 2013 the amount of net bank overdraft has been rounded to zero.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the first quarter of 2013 were authorised for issue by the board of directors on 30 April 2013.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented.

A description of the significant accounting policies is included in the Statoil annual financial statements for 2012, and applies to these condensed interim financial statements except for certain updated policies as outlined in the below description of standards and amendments implemented on 1 January 2013.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. As a result of accounting policy changes made in the fourth quarter of 2012 certain amounts in the comparable period have been restated, see notes to Statoil's 2012 annual financial statements.

The condensed interim financial statements are unaudited.

Standards and amendments implemented on 1 January 2013
The accounting standards and standard amendments applicable to Statoil and listed in the following three paragraphs were implemented on 1 January 2013. None of these standards and amendments has materially impacted Statoil's financial statements upon implementation, although certain line items have been affected. Except for IFRS 13 Fair Value Measurement, the standards and amendments require retrospective implementation, but have been assessed to be immaterial as regards their impact on Statoil's financial statements for previous reporting periods. Consequently prior periods' information has not been restated to reflect the impact of the implemented standards and amendments.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, their respective transition guidance amendments and the amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures have been implemented by Statoil simultaneously in the condensed interim financial statements. EU endorsement of these standards and amendments establishes an effective date of 1 January 2014, however, Statoil has in this instance elected early adoption of the standards as of 1 January 2013, which is the IASB's effective date of the standards. IFRS 10 introduces a new model in which entities are determined to be controlled by Statoil, and consolidated in Statoil's financial statements, when Statoil has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity. The standard's control model applies to all entities and requires judgment to determine whether an entity is controlled by Statoil and should be consolidated when there is less than a majority of voting rights, or whether there is a loss of control. Adoption of the standard has not led to significant changes in entities deemed to be controlled by Statoil. IFRS 11 introduces a substance over form approach that requires judgment in evaluating joint control and requires the unanimous consent of all the parties, or of a group of parties that collectively control an arrangement, for it to be defined as jointly controlled and for IFRS 11 to apply. The standard provides that Statoil accounts for joint operations, in which the group has rights to the assets and the liabilities of the joint operation, similar to the proportionate consolidation method. Joint ventures, in which Statoil has rights to the net assets, are accounted for using the equity method. Statoil has not identified significant entities or activities within the scope of IFRS 11 that are accounted for differently under the new standard. Those of Statoil's exploration and production licence activities that are within the scope of the standard are accounted for in a manner similar to proportionate consolidation.

The amendments to IAS 19 Employee benefits have upon adoption replaced interest cost and expected return on plan assets of defined benefit plans with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset). The difference between net interest income and actual return is recognised in Other comprehensive income. The net interest element continues to be presented in the statement of income as part of net pension cost within Net operating income.

IFRS 13 Fair Value Measurement, the amendments to IAS 1 Presentation of Financial Statements, the amendments to IFRS 7 Financial Instruments: Disclosures, and the Improvements to IFRSs (2009 - 2011) have also been implemented without material impact for the condensed interim financial statements.

There have been no other significant accounting policy changes in the first quarter of 2013 compared to the annual financial statements for 2012.

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 SIGNIFICANT EVENTS

In the first quarter of 2013 Statoil recognised onerous contract provisions of NOK 4.9 billion within Net operating income in the Consolidated statement of income. The basis for the provisions was the fact that the unfavourable development in the US gas market and Statoil's expectation of no future utilisation of certain US-based terminal capacity contracts for the remaining contract term have been sustained over a period of time. Moreover, an agreement on early termination of certain of the capacity contracts was reached in the first quarter of 2013. NOK 4.1 billion of the provisions was recognised within the Marketing, Processing and Renewable Energy (MPR) segment and NOK 0.8 billion within the Development and Production Norway (DPN) segment. A limited part of the provisions is related to commitments made on behalf of and for the account and risk of the Norwegian state's direct financial interest. This has been accounted for in accordance with Statoil's policies for such expenses. NOK 4.0 billion has been reflected within Provisions in the Consolidated balance sheet, with the current portion of NOK 0.9 billion reflected in Trade and other payables. No tax asset was recognised in relation to the MPR related provisions and this led to a relatively high tax rate for the first quarter of 2013. As a result of the recognition of the onerous contract provisions in the first quarter of 2013, all the US terminal capacity related contract commitments previously included in Statoil's year-end disclosure of long-term commitments are now provided for in the Consolidated balance sheet.

3 SEGMENTS

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); and Other. The Fuel and Retail segment (FR) was sold on 19 June 2012.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the three months ended 31 March 2013 and 2012 is presented below. The measurement basis of segment profit is Net operating income. In the table below, deferred tax assets, pension assets and non-current financial assets are not allocated to segments.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Three months ended 31 March 2013
Revenues third party and Other income	(0.5)	5.0	157.4	0.3	-	162.2
Revenues inter-segment	48.4	16.1	0.3	0.0	(64.8)	0.0
Net income (loss) from associated companies	0.0	(0.5)	0.0	0.0	0.0	(0.5)

Total revenues and other income	47.9	20.6	157.7	0.3	(64.8)	161.7

Net operating income	32.1	5.8	(2.1)	(0.1)	2.3	38.0

Significant non-cash items recognised
- Depreciation and amortisation	7.4	6.5	0.7	0.2	0.0	14.8
- Provisions for onerous contracts	0.8	0.0	4.1	0.0	0.0	4.9
- Net impairment losses (reversals)	0.0	0.0	0.0	0.0	0.0	0.0
- Unrealised (gain) loss on commodity derivatives	0.8	0.0	0.5	0.0	0.0	1.3
- Exploration expenditures written off	0.0	0.0	0.0	0.0	0.0	0.0

Investments in associated companies	0.2	4.5	2.6	0.2	-	7.5
Non-current segment assets	240.3	264.5	40.1	5.7	-	550.6
Non-current assets, not allocated to segments						63.0

Total non-current assets						621.1

Additions to PP&E and intangible assets	13.0	12.1	1.0	0.2	-	26.3

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 31 March 2012
Revenues third party and Other income	0.5	6.6	169.8	0.2	17.8	-	194.9
Revenues inter-segment	61.3	14.1	11.5	0.0	0.7	(87.6)	0.0
Net income (loss) from associated companies	0.0	0.4	0.1	0.0	0.0	0.0	0.5

Total revenues and other income	61.8	21.1	181.4	0.2	18.5	(87.6)	195.4

Net operating income	46.7	7.5	3.2	0.2	0.8	(0.5)	57.9

Significant non-cash items recognised
- Depreciation and amortisation	7.5	6.0	0.6	0.2	0.3	0.0	14.6
- Net impairment losses (reversals)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Unrealised (gain) loss on commodity derivatives	0.0	0.0	1.9	0.0	0.0	0.0	1.9
- Exploration expenditures written off	0.0	0.4	0.0	0.0	0.0	0.0	0.4

Investments in associated companies	0.2	5.5	2.5	0.8	0.0	-	9.0
Non-current segment assets	214.3	235.4	34.0	4.0	10.9	-	498.6
Non-current assets, not allocated to segments							60.1

Total non-current assets							567.7

Additions to PP&E and intangible assets	12.3	13.7	1.0	0.3	0.3	-	27.6

The segment data for MPR and DPN has been influenced by the transactions discussed in note 2 Significant events.

4 FINANCIAL ITEMS

	For the three months ended 31 March
(in NOK billion)	2013	2012

Net foreign exchange gains (losses)	(4.0)	0.6
Interest income and other financial items	1.1	1.1
Gains (losses) derivative financial instruments	(2.0)	(0.7)
Interest and other finance expenses	(0.9)	(1.5)

Net financial items	(5.8)	(0.5)

5 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2012	439.1	87.6
Additions	25.1	2.1
Transfers	0.6	(0.6)
Disposals	0.0	0.0
Expensed exploration expenditures previously capitalised	-	0.0
Depreciation, amortisation and net impairment losses	(14.8)	0.0
Effect of foreign currency translation adjustments	8.0	3.5

Balance at 31 March 2013	458.0	92.6

6 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. In its financial statements Statoil has provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

HSE ACCOUNTING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: May 2, 2013	By:	/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer